Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Energy Vault

TD Ameritrade Interview with Energy Vault

Thursday, September 9, 2021, 1:00 PM Eastern

CORPORATE PARTICIPANTS Oliver Renick - TD Ameritrade Lead Anchor Rob Piconi - Co-Founder and Chief Executive Officer of Energy Vault

PRESENTATION

Oliver Renick

Special Purpose Acquisition company Novus Capital has found its acquisition at target. It’s Energy Vault, soon to be a publicly traded business. Let's dive into what they do. Joining us, Rob Piconi, is the co-founder and Chief Executive Officer at Energy Vault. Rob, congratulations, and thank you for being here.

Rob Piconi

Thanks, Oliver. Good to be here.

Oliver Renick

Okay, so what does your business do? From what I understand, you've got something that looks kind of like a windmill and you store energy. What's going on?

Rob Piconi

Yeah, we take excess wind and solar energy, and we store it through the raising and lowering of large composite bricks. So very similar to a hydroelectric dam that, today, is 90% of all energy storage. So instead of using a water, we've developed these environmentally friendly composite bricks that we make from soil. We take that excess wind and solar that's produced when the demand isn't there on the grid, and we store it through raising those bricks up. And then, when the grid needs it, we lower those bricks, and it discharges the electricity back to the grid.

Oliver Renick

Bricks. Okay, so what do you mean by bricks? I mean, that's what I’m saying. It kind of looks like a windmill, but it kind of doesn't. So it is potential energy that then you’re releasing? How are you capturing the energy? What's the--walk me through that specifically, the connection between the lowering of these bricks.

Rob Piconi

Sure, yeah. It's all potential energy. So when we take that excess wind and solar energy when it's not needed by the grid, it turns motors and raises these composite bricks that are made locally from the soil. So we minimize any transportation GHGs. And essentially, that potential energy, when that brick is at height, so it goes back to your physics class, as you might remember, when that brick or weight is sitting at height, it's all potential energy. And then, when the grid needs it, we use software, fully AI and machine vision computerized control software, it will lower those bricks, turns those motors, and generates electricity.

Oliver Renick

Okay, so is it that you can operate this pseudo windmill-like energy machine that produces with less energy wasted through the mechanics? Is that what's happening here?

Rob Piconi

Yeah, actually a few different things. So one is, we can do this at a cost point in economics that’s very, very inexpensive.

Oliver Renick

Okay.

Rob Piconi

So the levelized, cost is very cheap because we're using soil, we’re using software, and leveraging the physical design. So this is part of the innovation here that we're delivering to the market. And it's environmentally friendly. This is fundamental for us. So we aren't using scarce metals. We don't have any safety or operating issues or fire or chemical issues. We can do this very safely and build these out where there's wind, or solar, or industrial sites, like coal plants, for example, that are making that transition.

Energy Vault

Thursday, September 9, 2021, 1:00 PM Eastern

Oliver Renick

So just to be clear, I want to make sure I'm not oversimplifying, but kind of the at the risk of doing so here, if you have this machine that's able to turn and generate energy but it requires an input energy as well to get it going, the bricks are replacing that and, thus, you're getting more out of it at a lower cost. Is that a fair description?

Rob Piconi

Yeah, fundamentally, you've got it.

Oliver Renick

Okay.

Rob Piconi

That excess energy we use to essentially store at height with these bricks, it's all potential energy. And then, when it's needed, we just discharged that right back to the grid.

Oliver Renick

So how long have you been doing this, and how expensive is it to build these things originally? Because I mean, we're making bricks go up and down, I mean, it sounds like they’re pretty fancy bricks. This is not like housing bricks you found on the street. But the idea is shockingly simple, capturing potential energy to reduce your waste.

Rob Piconi

Yeah, we started the company four years ago. So from Idealab, which is based here in Southern California, and then develop immediately a prototype to do this. So when we confirmed both the structure and the building of this composite brick, we work with CEMEX, which is one of the largest material companies in the world, in their material science lab so we could do this sustainably. We didn't want to use concrete. Concrete is not only too expensive, but also it's not good for the environment. So we're able to use 96% soil to make that composite brick that’s 35 metric tons. And we need many of them to store the energy.

So we built the prototype. We then went to commercial scale. We had so much interest from customers globally, literally across five continents. We went right to commercial scale that we finished connected to the grid last year, July 2020. And then, essentially, signed contracts with customers. We’ve signed eight agreements. That's for $368 million dollars. We have 18 others in progress, and we recently announced, as you may have seen, agreements with Saudi Aramco Energy Ventures--

Oliver Renick

--I saw that--

Rob Piconi

--As well as--yeah, and also Enel Green Power. Enel is the largest independent power producer in the world with almost 50 gigawatts of wind and solar. So having those two is obviously nice validations from a customer perspective is really exciting.

Energy Vault

Thursday, September 9, 2021, 1:00 PM Eastern

Oliver Renick

Okay, so Rob, those agreements are to build these in what do you call them? I want to call them windmills. They're obviously way more cool. So what are they called, number one?

Rob Piconi

Well, they’re energy storage systems. In fact, the new platform that we're building is actually--takes that technology that you see in that rotating crane that does look like a windmill, and we're packaging that now in a much smaller form factor that basically is just a building. So think about vertical freight elevators of these weights going up and down. So essentially, that's the new platform, it's called EVx, and that's the basis of all of these agreements. So then the new platform is called the EVx, and it's an energy storage system.

Oliver Renick

Okay. All right, this all sounds very cool. I’ve got to say, though, Rob, my one suggestion would be come up with a cooler name for the machine. I mean, it looks awesome. But it’s an energy storage system. Okay, how many do you have up and running right now? And then it sounds like you're going to be building the smaller form factor as well where you can build for these other investors that want this to, you know, as an addendum to or in addition to the energy production capacities already.

Rob Piconi

Sure. So we built the first commercial scale system last year in Switzerland and had that connected to the grid. That was five megawatts. So that's a large commercial scale. That one was longer duration. And we've contracted now for over 1.2 gigawatt hours. So 1200 megawatt hours of storage capacity for next year, and have other agreements coming. So we're going to be building these out in these modules now across those 8 and then those 18 agreements that are in process. So you'll be seeing quite a few announcements from us, as we finalize those with customers and begin our deployments later this year and into next year.

Oliver Renick

What does the cost look like and what does the revenue breakdown look like? I mean, right now, not public yet, but it's going to be a very different environment when analysts are starting to look at the bottom line. Not that it's the most important thing if you're in this extreme growth category, because it seems like you have a totally different mousetrap than anything out there for storing energy right now, what does the finance look like in terms of some of these arrangements that you already have or, just generally, what the money making process is like for this business.

Rob Piconi

Sure. So essentially, we're going to be building these systems with customers and be commissioning them and then turning them over to customers. That's one business model that we're going to be using and they will own them and operate them. Over time, there's a long term software maintenance agreement with those. So that's an additional revenue stream.

Our second business model is we will build them, own them, and sign long term, what are called PPAs, or Power Purchase Agreements with utilities or with independent power players. So that's another model where we will own it and operate it with other investors. And there's a lot of financing, as you know, for these. But to get to the numbers, next year, as you'll see in the plan that's public information now, we have $148 million of recognized revenue. Go back to the number I quoted, $360 million already in executed agreements, and we have a lot more underway that will be announced here in the coming months.

Energy Vault

Thursday, September 9, 2021, 1:00 PM Eastern

So we are building just a very large order book of contracts that then we're going to be executing against and be recognizing revenue against. And to your point, Oliver, you're right, we are just the beginning of this growth phase. So we are a new emerging growth, but for just an amazing market with a lot of spending and market need and, quite frankly, an imperative, a global imperative for us to really get renewables replacing fossil fuel. You've seen all these extreme weather events, unfortunately, people have lost their lives in those. We need to decarbonize this planet, and we have a great solution to do that as an alternative and an environmentally friendly alternative to what's out there.

Oliver Renick

Hey, Rob, last point is that all of it looks very advanced. It looks very expensive. It looks very big, too. Do you have to have a ton of these things up and running and built for bottom line to be there? Is there any clear short term path to profitability? Do you think that's something that is possible within a year or two, or is this a long haul?

Rob Piconi

A great question. We build for utility scale. So all of the customers that we're speaking with globally, whether that be utilities, independent power players, or directly large industrial users and consumers of energy that are going to be building out their own renewable platform, they are all looking at about 50 megawatt hours and above. Our average size of the project is going to be more in the 200 to 250 megawatt hours over time. And to put that into perspective, you're looking at deployments that are going to be between 30 and $100 million each. So as far as profitability goes, as we build those out and scale and get the economies of scale and integrate the technology, then profitability is going to quickly follow that. So it large utility scale, we get to some very interesting levelized cost economics.

CONCLUSION

Oliver Renick

Okay, Rob really interesting stuff. Thanks for taking the time to explain us all the physics behind it as well in addition to the business. Best of luck, and let's keep in touch.

Rob Piconi

Thank you. Thanks for having me.

Oliver Renick

Absolutely. Rob Piconi joins us, the co-founder and Chief Executive Officer, Energy Vault

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Energy Vault

Thursday, September 9, 2021, 1:00 PM Eastern

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Novus stockholders and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Energy Vault

Thursday, September 9, 2021, 1:00 PM Eastern